Weil, Gotshal & Manges llp

767 FIFTH AVENUE • NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI PRAGUE SILICON VALLEY SINGAPORE WARSAW WASHINGTON, D.C.

WRITER'S DIRECT LINE
212.310.8360
todd.zarin@weil.com

April 18, 2005

TRANSMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention: Mr. Michael Reedich

      Re:
      Magellan Health Services, Inc.
      Registration No. 333-120271
      Form S-3, filed November 5, 2004

Ladies and Gentlemen:

        We are writing on behalf of our client, Magellan Health Services, Inc. ("Magellan"), to respond to the comments of the Staff set forth in the letter dated November 24, 2004 from Michael Reedich, Division of Corporation Finance with respect to the above-referenced Registration Statement on Form S-3 (the "Registration Statement"). Magellan today has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"). Amendment No. 1 relates to resales of 8,588,454 shares of Ordinary Common Stock of Magellan, an increase of 17,850 shares from those covered by the initial Registration Statement, reflecting additional shares purchased by one of the selling shareholders pursuant to a pre-existing agreement. In addition, since the time the Staff's comments on the Registration Statement were received, there have been a series of material events in Magellan's business, as to which the Company has filed Form 8-K reports and Magellan has also completed and filed its Form 10-K for the year ended December 31, 2004. Accordingly, Amendment No. 1 to the Registration Statement reflects updated information containing these developments, which to some degree has superseded some of the specific points originally identified. For your convenience, the paragraph numbering of our response below corresponds to the numbering in the comment letter.

1.
Please revise the introductory paragraph to state that all known risks are presented in this document and ensure that they are in fact presented. Also, delete the third sentence and the sentence immediately preceding the first risk factor and describe all of the various material risks. Specifically, in your discussion of each risk, describe how it could adversely affect your company and an investment in your ordinary common stock if the risk comes to fruition.

  Magellan has revised the disclosure in compliance with this comment. See pages 3-11.

2.
Phrases such as, "our liquidity, financial condition, prospects and results of operations may be adversely affected," are used throughout the risk factor section. Throughout the risk factors section, please revise to add disclosure describing and expressing the specific and immediate effects of the risks to the investors.

  Magellan has revised the disclosure in compliance with this comment. See pages 3-11.

3.
You should describe the risks to investors in the titles of each of your risk factors. For example, titles which state only that you are subject to risks that can significantly affect your business do not highlight or summarize the risks to investors. Please consider amending your risk factors to disclose the risk to investors in the titles and in the first few sentences of each of the risk factors.

  Magellan has revised the disclosure in compliance with this comment. See pages 3-11.

        If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8360 or Robert L. Messineo of this firm at (212) 310-8835.

                      Very truly yours,

                      /s/ Todd B. Zarin

                      Todd B. Zarin

cc:
Daniel N. Gregoire, General Counsel
Mark S. Demilio, Chief Financial Officer
Robert L. Messineo, Esq.